Issuer Free Writing Prospectus

(Relating to Preliminary Prospectus Supplement

Dated January 7, 2019)

Filed Pursuant to Rule 433(d)

Registration No. 333-225916

MIDAMERICAN ENERGY COMPANY

FINAL PRICING TERM SHEET

January 7, 2019

Issuer:	MidAmerican Energy Company

Legal Format:	SEC-Registered

Issue:	3.65% First Mortgage Bonds due 2029 (the “2029 Bonds”)

4.25% First Mortgage Bonds due 2049 (the “2049 Bonds”)

Offering Size:	$600,000,000 in aggregate principal amount (2029 Bonds)

$900,000,000 in aggregate principal amount (2049 Bonds)

Net Proceeds (before expenses) to Issuer:	$595,866,000 (2029 Bonds)
$887,310,000 (2049 Bonds)

Coupon and Coupon Payment Dates:	3.65% per annum, payable semi-annually on each April 15 and October 15, commencing April 15, 2019 (2029 Bonds)

4.25% per annum, payable semi-annually on each July 15 and January 15, commencing July 15, 2019 (2049 Bonds)

Trade Date:	January 7, 2019

Settlement Date:	January 9, 2018 (T+2)

It is expected that delivery of the First Mortgage Bonds will be made to investors on or about January 9, 2019, which will be the second business day following the date hereof (such settlement being referred to as “T+2”).

Maturity Date:	April 15, 2029 (2029 Bonds)

July 15, 2049 (2049 Bonds)

Benchmark Treasury:	3.125% due November 15, 2028 (2029 Bonds)

3.00% due August 15, 2048 (2049 Bonds)

Benchmark Treasury Yield:	2.691% (2029 Bonds)

2.986% (2049 Bonds)

Spread to Benchmark Treasury:	+97 basis points (2029 Bonds)

+130 basis points (2049 Bonds)

Re-offer Yield:	3.661% (2029 Bonds)

4.286% (2049 Bonds)

Price to Public:	99.911% of the principal amount (2029 Bonds)

99.390% of the principal amount (2049 Bonds)

Expected Ratings[1]:	Aa2 by Moody’s Investors Service, Inc.
A+ by S&P Global Ratings

Optional Redemption:	Prior to January 15, 2029 (the date that is three months prior to the maturity date) (the “2029 Par Call Date”), the 2029 bonds will be redeemable, in whole or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2029 bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2029 bonds being redeemed that would be due if the maturity date of such 2029 bonds were the 2029 Par Call Date (not including any portion of any payments of interest accrued to, but not including, the redemption date), discounted to the redemption date on a semi-annual basis at the Treasury Rate, plus 15 basis points (the “2029 Make-Whole Amount”); plus, in either case, accrued and unpaid interest to the redemption date. On or after the 2029 Par Call Date, the 2029 bonds will be redeemable at a redemption price equal to 100% of the principal amount of the 2029 bonds being redeemed, plus accrued and unpaid interest to the redemption date (2029 bonds).

Prior to January 15, 2049 (the date that is six months prior to the maturity date) (the “2049 Par Call Date”), the 2049 bonds will be redeemable, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2049 bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2049 bonds being redeemed that would be due if the maturity date of such 2049 bonds were the 2049 Par Call Date (not including any portion of any payments of interest accrued to, but not including, the redemption

[1]

These expected securities ratings have been provided by Moody’s Investors Service, Inc. and S&P Global Ratings. None of these ratings are a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating. No report of any rating agency is incorporated by reference herein.

date), discounted to the redemption date on a semi-annual basis at the Treasury Rate, plus 20 basis points (the “2049 Make-Whole Amount”); plus, in either case, accrued and unpaid interest to the redemption date. On or after the 2049 Par Call Date, the 2049 bonds will be redeemable at a redemption price equal to 100% of the principal amount of the 2049 bonds being redeemed, plus accrued and unpaid interest to the redemption date (2049 bonds).

Joint Book-Running Managers:	Barclays Capital Inc.
BNY Mellon Capital Markets, LLC
Mizuho Securities USA LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
BNP Paribas Securities Corp.
SMBC Nikko Securities America, Inc.

Co-Managers:	BMO Capital Markets Corp.
Citigroup Global Markets Inc.
KeyBanc Capital Markets Inc.
nabSecurities, LLC
RBC Capital Markets, LLC
Santander Investment Securities Inc.
SunTrust Robinson Humphrey, Inc.

CUSIP:	595620AT2 (2029 Bonds)

595620AU9 (2049 Bonds)

ISIN:	US595620AT22 (2029 Bonds)

US595620AU94 (2049 Bonds)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847; BNY Mellon Capital Markets, LLC toll-free at 1-800-269-6864; Mizuho Securities USA LLC toll-free at 1-866-271-7403; U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607; or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.